PACIFICNET INC.
23/F, TOWER A, TIMECOURT
NO. 6 SHUGUANG XILI
BEIJING, CHINA 100028

August 16, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Kenya Wright Gumbs

RE:      PacificNet Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    File May 11, 2006
    Form 10-Q for Fiscal Quarter Ended March 31, 2007
    File No. 000-24985

Dear Ms. Gumbs:

We are in receipt of the comments set forth in the Staff’s letter, dated August 3, 2007 (the “Staff’s Letter”). We have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 34

Comment #1
Please provide selected quarterly data as required by Item 3-02 of Regulation S-K.

Response to Comment #1

We will file an amendment to the Form 10-K to include the following information:

In US$ thousands except EPS and %	2005				2006
Revenues	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Quarterly Revenues	3,633	3,675	5,066	4,812	8,257	14,122	10,786	9,573
Gross Profit	843	917	752	1,724	1,605	2,101	1,184	1,631
Operating Income/(Loss)	156	(16)	10	139	404	467	-624	-14,235
Net Income/(Loss)	415	593	611	588	921	798	-1,115	-20,697
EPS (Basic)	$0.04	$0.06	$0.06	$0.06	$0.01	$0.01	($0.05)	($1.61)
EPS (Diluted)	$0.04	$0.06	$0.05	$0.06	$0.01	$0.01	($0.05)	($1.61)

Note: Quarterlies have been restated as a result of restatements of reclassification of assets held for disposition and prior period option expense. For details, please refer to Note 14 (for the former) and Note 18 (for the latter) to audited financial statements for the year ended December 31, 2006 on page F-37 and F-39, respectively.

Item 9A. Controls and Procedures, page 49

Comment #2
We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were ineffective. Please revise your disclosure to explain the basis for their conclusions and discuss any material weakness identified.

Response to Comment #2

We will revise the disclosure in an amendment to the Form 10-K to explain the basis for the conclusions by our chief executive officer and chief financial officer that the disclosure controls and procedures were ineffective and to discuss the material weakness identified.

Report of Independent Registered Public Accounting Firm, page F-1

Comment #3
Please have your auditor revise its report to remove all references to the prior accountants’
reports which have been withdrawn.

Response to Comment #3
Our auditors will remove all references to the withdrawal of the prior accountant’s report in the amendment to the Form 10-K.

Comment #4
Please have your auditor explain to us how they were able to provide an opinion on the
Financial Statements as of December 31, 2006 in light of the opening balance being “unaudited”, or revise their report as appropriate.

Response to Comment #4
The following explanation was given by our auditor, for the reasons to provide an opinion on the financial statements as of December 31, 2006.

We were appointed as the auditor of PacificNet, Inc. on February 7, 2007. As part of our due diligence, we had a satisfactory discussion with the predecessor per SAS 84. Also, we were provided access to the workpapers of predecessor auditor for prior year’s financial statements. However, based upon our review, we decided not to rely on predecessor’s work. AU 315 notes that the amount of audit evidence to be obtained by the successor auditor related to opening balances and consistency in application of accounting principles is a matter of professional judgment. If the successor auditor is not able to rely on the work performed by the predecessor auditor, the successor is required to perform his/her own audit procedures, to verify the opening balances. Based upon that, we performed our audit procedures on the opening balances of the Balance Sheet as on January 1, 2006. We did not place any reliance on the predecessor’s report. We performed the opening balances audit ourselves, to verify the opening balances as of January 1, 2006.

Comment # 5
Please provide audited financial statements for all periods required pursuant to 3-01 and 3-02 of Regulation S-X.

Response to Comment # 5
Please be advised that we have retained Kabani & Company, Inc., Certified Public Accountants as our independent auditors to audit the information that is required (prior period) pursuant to 3-01 and 3-02 of Regulation S-X. We will provide the prior years’ audited financial statements as soon as possible.

Comment # 6
Based on information disclosed in Form 10-K/A filed April 4, 2007, and Form 8-K dated July 5, 2007, it appears that the company is in the process of conducting an internal investigation of certain of PacificNet’s option grant practices for the years 2003, 2004 and 2005 and expects that the results of that investigation will influence the resolution of the larger issues of the audit report. Please tell us the status of this investigation.

Response to Comment # 6

We would like to inform the staff that the audit committee investigation has been completed and the results of the investigation have been disclosed in Note 18 to audited financial statements for the year ended December 31, 2006 on page F-39, respectively, of FY2006 Form 10-K filed with SEC on May 11, 2007. We respectfully submit that we did not file a Form 8-K on July 5, 2007.

Convertible Debentures, page F-12

Comment # 7
We note that the conversion feature on your convertible debentures issued on March 13, 2006 was recorded as an embedded derivative liability as a result of the fact that the conversion price is subject to adjustment for certain dilutive events. It appears that these events are within the control of the company. Please explain to us how you determined that the conversion feature should be accounted for as a derivative liability. Provide specific reference to authoritative literature used as guidance (i.e., paragraph of EITF 00-19 that the instruments failed).

Response to Comment # 7
We considered recent FASB guidance. Due to certain factors, including a liquidated damages provision in the registration rights agreement (the “RRA”) and an indeterminate amount of shares to be issued upon conversion of the debentures, we value and account for the embedded conversion feature related to the convertible debentures, the investors’ warrants, and the registration rights as derivative liabilities.

The following authoritative literature has been considered in determining the derivative liability:

To determine if the conversion feature in these convertible debentures meets the definition of an embedded derivative under SFAS 133, para. 12, the conversion feature was analyzed under EITF 00-19. Under EITF 00-19, para 4, these convertible debentures do not meet the definition of a “conventional convertible debt instrument” since the debt is not convertible into a fixed number of shares. The debt can be converted into common stock at a conversion price that may change under Section 5 of the convertible debenture agreement; therefore the number of shares that could be required to be delivered upon “net-share settlement” is essentially indeterminate. Therefore, the convertible debenture is considered “non-conventional,” which means that the conversion feature must be bifurcated from the debt and shown as a separate derivative liability in accordance with SFAS 133, para 12. This liability must be adjusted to fair value each reporting period with the change in fair value being reported as a component of net income.

Reference is also made to our response dated October 11, 2006 in connection with Comment No. 8 in SEC Comment Letter of September 29, 2006 in which we considered the guidance in EIFF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 and we determined that the contracts should be accounted for as a combined financial instrument and classified as a liability based on the following as further detailed in the following paragraphs of EITF 05-4:

(i) Paragraph 5 - the RRA does not meet the definition of a freestanding financial instrument in paragraph 2 of EITF 00-19 because the RRA is not legally detachable and separately exercisable instrument. Because the RRA was entered into at the same time and in contemplation of the issuance of the other registrable securities (the convertible debt and warrants), its provisions include the penalties the Company is subject to, assuming the Registration Statement is not declared effective with the SEC within the specified grace period as defined by the RRA.

(ii) Paragraph 9 - Since our RRA is considered combined with the other financial instruments and entered into at the same time and in contemplation of the other registrable securities, the combined financial instrument meets the characteristics of a derivative in paragraph 6 of FAS 133, that being all of the four indicators are present and therefore combining is appropriate.

(Note: As such, derivative liability was recorded at each quarter end until December 31, 2006 when we reclassified all outstanding convertible debenture to current as a result of a probable event of default.)

In addition, since the convertible debenture is convertible into an indeterminate number of shares of common stock, it is assumed that the Company could never have enough authorized and unissued shares to settle the conversion of the warrants into common stock. Therefore, the warrants issued in connection with this transaction must be recorded as a liability. The change in the fair value of the warrant liability for each reporting period must be reflected as a component of net income.

Business Acquisitions, page F-17

Comment # 8
For each of your acquisitions consummated during 2006, please explain to us why the disclosed amount of purchase consideration does not agree with the amount of consideration paid as disclosed in the purchase price allocation or revise.

Response to Comment # 8
All acquisitions are subject to purchase agreements, which describe the terms of the purchase consideration. As disclosed under Note 2 ‘Business Acquisitions’ the purchase price in each of these acquisitions is payable upon achievement of certain quarterly earn-out targets based on net income. Therefore the consideration paid at the time of acquisition differs from the total purchase price and thereafter remains subject to achievement of certain quarterly earn-out targets. Once those earn-out targets have been achieved over a period of time, the Company makes additional payments which were part of the original total purchase price.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 4. Controls and Procedures, page 40

Comment # 9
Please revise your controls and procedures disclosure to reflect the period covered by the report, in accordance with Item 3-07 of Regulation S-K. To the extent that remediation efforts remain underway, please update this discussion as well.

Response to Comment # 9

The reference to December 31, 2006, was a typographical error. We will amend the Form 10-Q for the quarter ended March 31, 2007, to (i)reflect that the evaluation of the disclosure controls and procedures were performed as of the period ended March 31, 2007 and (ii) update and discuss the Company’s ongoing remediation efforts.

Consolidated Balance Sheets, page F-2

Comment # 10
The balance sheet balances presented as of December 31, 2006 do not tie to your Form 10-K filed May 11, 2007. Please revise or advise us in detail with regard to each line item which has been adjusted or reclassified.

Response to Comment # 10
We will amend the Form 10-K to tie to the balance sheet presented as of December 31, 2006.

As indicated in response to comment 5, we are currently undergoing a re-audit of our prior years' financial statements. We request that we may be permitted to wait to file the amendment to the Form 10-K and Form 10-Q upon completion of the re-audit. In connection with responding to the Staff’s comments, we acknowledge that:
(1) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(2) we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
PacificNet Inc.

By:      /s/ Victor Tong
Name: Victor Tong
Title:   President